UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 10-K

SPECIAL FINANCIAL REPORT PURSUANT TO RULE 15d-2

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to _______

Commission file Number: 000-51889

COMMUNITY PARTNERS BANCORP
(Exact Name of Registrant as Specified in Its Charter)

New Jersey	20-3700861
(State or Other Jurisdiction of Incorporation or Organization)	(IRS Employer Identification Number)

1250 Highway 35 South, Middletown, NJ 07748
(Address of Principal Executive Offices, including Zip Code)

(732) 706-9009
(Registrant’s telephone number, including area code)

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

None

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

Common Stock, No Par Value
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

No shares of the registrant’s common stock were held by non-affiliates of the registrant as of June 30, 2005, the last business day of the registrant’s most recently completed second quarter. As of May 1, 2006, 6,284,270 shares of the registrant’s common stock were outstanding.

EXPLANATORY NOTE

Effective April 1, 2006 (the “Effective Time”), pursuant to the Agreement and Plan of Acquisition, dated as of August 16, 2005 (the “Plan of Acquisition”), among Community Partners Bancorp (the “Company”), Two River Community Bank (“Two River”) and The Town Bank (“Town Bank”), the Company acquired all of the shares of capital stock of each of Two River and Town Bank in exchange for shares of Company common stock. As a result, at the Effective Time, Two River and Town Bank became wholly-owned subsidiaries of the Company (the “Acquisition”).

The Company was formed for the purposes of effecting the Acquisition and to thereafter serve as a bank holding company for Two River and Town Bank. Accordingly, prior to the Effective Time, the Company had no business operations.

Thus, the Company’s registration statement on Form S-4 in connection with the Acquisition (Registration No. 333-129638) did not contain certified financial statements for the Company for the year ended December 31, 2005. Pursuant to Rule 15d-2 under the Securities and Exchange Act of 1934, as amended, the Company is hereby filing this Special Financial Report containing such certified financial statements with the Securities and Exchange Commission under cover of the facing page of an annual report on Form 10-K.

This Special Financial Report contains the certified financial statements of Two River for the year ended December 31, 2005. As the former Two River shareholders received a majority of the voting rights of the combined entity (the Company), Two River is the acquiring company for accounting purposes. Two River’s assets and liabilities will be reported by the Company at Two River’s historical cost. Town Bank’s assets and liabilities will be recorded at their respective fair values as of the time of the acquisition. Any excess of the purchase price and costs of acquisition over the fair value of Town Bank’s tangible and identifiable intangible assets and liabilities will be recorded as goodwill. Operations relating to the business of Town Bank will be included in the Company’s financial statements only prospectively from April 1, 2006, the date of the transaction.

SPECIAL FINANCIAL REPORT PURSUANT TO RULE 15d-2

i

Item 8. Financial Statements and Supplementary Data.

Reference is made to Item 15(a)(1) and (2) and to page F-1 for a list of financial statements and supplementary data required to be filed pursuant to this Item 8. The information required by this Item 8 is provided on pages F-1 through F-29 hereof.

Item 9A. Controls and Procedures.

The Company’s Chief Executive Officer and Chief Financial Officer, with the assistance of other members of the Company’s management, have evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2005, the end of the period covered by this Special Financial Report on Form 10-K. Based on such evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective as of that date.

The Company’s Chief Executive Officer and Chief Financial Officer have also concluded that there have not been any changes in the Company’s internal control over financial reporting during the quarter ended December 31, 2005 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Because the Company is not an “Accelerated Filer” as defined in Rule 12b-2 of the Exchange Act, the Company is not currently required to file Management’s annual report on internal control over financial reporting and the Attestation report of the registered public accounting firm which would otherwise be required by Item 308(a) and (b) of Regulation S-K promulgated under the Securities Act of 1933, as amended. The Company currently expects to file these reports pursuant to Items 308(a) and (b) of Regulation S-K at such time as the Company is required to do so, which is currently anticipated to be following the Company’s first fiscal year ended on or after July 15, 2007.

Item 15. Exhibits and Financial Statement Schedules.

(a)	Financial Statements and Financial Statement Schedules

The following documents are filed as part of this report:

1.	Financial Statements of Two River Community Bank

Consolidated Balance Sheet – December 31, 2005

Consolidated Statements of Income – Year Ended December 31, 2005.

Consolidated Statements of Changes in Shareholders’ Equity –
Year Ended December 31, 2005

Consolidated Statements of Cash Flows – Year Ended December 31, 2005

Notes to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm – Beard Miller Company LLP

Report of Independent Registered Public Accounting Firm - Grant Thornton LLP

2.	All schedules are omitted because either they are inapplicable or not required, or because the information required therein is included in the Consolidated Financial Statements and Notes thereto.

3.	Exhibits

Exhibit No.		Description
2

Agreement and Plan of Acquisition, dated as of August 16, 2005, among the Registrant, Two River Community Bank, and The Town Bank (incorporated by reference to Annex A to the Joint Proxy Statement-Prospectus included in the Registrant’s Registration Statement on Form S-4/A filed on February 8, 2006 (the “February S-4/A”))

3	(i)

Amended and Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 the Community Partners Bancorp Registration Statement on Form S-4 filed on November 10, 2005 (the “S-4”))

3	(ii)	By-laws of the Registrant (incorporated by reference to Exhibit 3.2 to the S-4)
4.1

Specimen certificate representing the Registrant’s common stock, no par value per share (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form S-4/A filed on January 6, 2006 (the “January S-4/A”))

4.2		Warrant Agreement, dated as of June 28, 2004, by and between Two River Community Bank and Registrar and Transfer Company, as warrant agent (incorporated by reference to Exhibit 4.2 to the S-4)
10.1

Form of Shareholder Agreement, dated as of August 16, 2005, by and between Two River Community Bank and each director of Town Bank, in their capacities as shareholders of The Town Bank (incorporated by reference to Exhibit A to Annex A to the Joint Proxy Statement-Prospectus included in the February S-4/A)

Exhibit No.		Description
10.2	#

Form of Affiliate Agreement, dated as of August 16, 2005, by and between the Registrant and certain affiliates of each of Two River Community Bank and of The Town Bank (incorporated by reference to Exhibit B to Annex A to the Joint Proxy Statement-Prospectus included in the February S-4/A)

10.3	#

Form of Change in Control Agreement between Two River Community Bank and each of Barry B. Davall, William D. Moss, Michael J. Gormley, Antha J. Stephens, and Alan B. Turner (incorporated by reference to Exhibit 10.3 to the S-4)

10.4	#	Supplemental Executive Retirement Agreement between Two River Community Bank and Barry B. Davall (incorporated by reference to Exhibit 10.4 to the S-4)
10.5	#	Supplemental Executive Retirement Agreement between Two River Community Bank and William D. Moss (incorporated by reference to Exhibit 10.5 to the S-4)
10.6	#	Supplemental Executive Retirement Agreement between Two River Community Bank and Michael J. Gormley (incorporated by reference to Exhibit 10.6 to the S-4)
10.7	#	Supplemental Executive Retirement Agreement between Two River Community Bank and Antha J. Stephens (incorporated by reference to Exhibit 10.7 to the S-4)
10.8	#	Supplemental Executive Retirement Agreement between Two River Community Bank and Alan B. Turner (incorporated by reference to Exhibit 10.8 to the S-4)
10.9	#	Two River Community Bank 2003 Incentive Stock Option Plan (incorporated by reference to Exhibit 10.9 to the S-4)
10.10	#	Two River Community Bank 2003 Non-qualified Stock Option Plan (incorporated by reference to Exhibit 10.10 to the S-4)
10.11	#	Two River Community Bank 2001 Incentive Stock Option Plan (incorporated by reference to Exhibit 10.11 to the S-4)
10.12	#	Two River Community Bank 2001 Non-qualified Stock Option Plan (incorporated by reference to Exhibit 10.12 to the S-4)

Exhibit No.	Description
10.13

Lease agreement between Two River Community Bank, as tenant, and Seth Beller Trust, as landlord, dated June 22, 1999, for the premises located at 1250 Highway 35 South, Middletown, New Jersey (incorporated by reference to Exhibit 10.13 to the S-4)

10.14

Lease agreement between Two River Community Bank, as tenant, and Stavola Leasing, LLC, as landlord, dated April 2000, for the premises located at 656 Shrewsbury Avenue, Tinton Falls, New Jersey (incorporated by reference to Exhibit 10.14 to the S-4)

10.15

Lease agreement between Two River Community Bank, as sub-tenant, and First States Realty, LP, as sub-landlord, dated April 11, 2001, for the premises located at 357 Highway 36, Port Monmouth, New Jersey (incorporated by reference to Exhibit 10.15 to the S-4)

10.16

Lease agreement between Two River Community Bank, as tenant, and Bay Operating Company, LLC, as landlord, dated February 19, 2002, for the premises located at 84 First Avenue, Atlantic Highlands, New Jersey (incorporated by reference to Exhibit 10.16 to the S-4)

10.17

Lease agreement between Two River Community Bank, as tenant, and City Centre Leasing, LLC, as landlord, dated April 18, 2002, for the premises located at 100 Water Street, Red Bank, New Jersey (incorporated by reference to Exhibit 10.17 to the S-4)

10.18

Lease agreement between Two River Community Bank, as tenant, and Wall Herald Corporation, as landlord, dated September 3, 2003, for the premises located at 229 N. Airport Road, Wall Township, New Jersey (incorporated by reference to Exhibit 10.18 to the S-4)

10.19

Lease agreement between Two River Community Bank, as tenant, and My Ben Company, LLC, as landlord, dated October 28, 2003, for the premises located at West Long Branch Plaza, 359 Monmouth Road, West Long Branch, New Jersey (incorporated by reference to Exhibit 10.19 to the S-4)

Exhibit No.	Description
10.20

Lease agreement between Two River Community Bank, as tenant, and Future Land Investments, Inc., as landlord, dated January 28, 2003, for the premises located at 501-502 Angel Street and Highway 35, Aberdeen, New Jersey (incorporated by reference to Exhibit 10.20 to the S-4

10.21

Lease agreement between Two River Community Bank, as tenant, and Circle Plaza Associates, as landlord, dated June 7, 2002, for the premises located at 178 South Street, Suite 3-A., Eatontown, New Jersey (incorporated by reference to Exhibit 10.21 to the S-4)

10.22

Lease agreement between Two River Community Bank, as tenant, and CRL Realty Associates, LP, as landlord, dated March 11, 2005, for the premises located at 2345 Highway 36, Atlantic Highlands, New Jersey (incorporated by reference to Exhibit 10.22 to the S-4)

10.23

Lease agreement between Two River Community Bank, as tenant, and Asbury Avenue East, LLC, as landlord, dated March 3, 2002, for the premises to be located at Block 128.03, Lots 23, 24, 25, 26, 39.01, and 40, Asbury Avenue, Tinton Falls, New Jersey (incorporated by reference to Exhibit 10.23 to the S-4)

10.24

Services agreement between Two River Community Bank and Phoenix International Ltd., Inc. dated November 18, 1999, and subsequent amendment #1 dated February 1, 2005 (incorporated by reference to Exhibit 10.24 to the S-4)

10.25	Services agreement between Two River Community Bank and Online Resources Corporation/Quotien, dated March 17, 2003 (incorporated by reference to Exhibit 10.25 to the S-4)
10.26	Federal Funds Borrowing Agreement dated as of February 22, 2005 by and between The Town Bank and Atlantic Central Bankers Bank (incorporated by reference to Exhibit 10.26 to the S-4)
10.27	Certificates of Deposit Brokerage Agreement dated as of January 26, 2005 by and between The Town Bank and Citigroup Global Markets Inc. (incorporated by reference to Exhibit 10.27 to the S-4)

Exhibit No.		Description
10.28		Master Repurchase Agreement dated as of April 5, 2002 by and between Town Bank and Salomon Smith Barney, Inc. (incorporated by reference to Exhibit 10.28 to the S-4)
10.29	#	The Town Bank 1999 Employee Stock Option Plan (incorporated by reference to Exhibit 10.29 to the S-4)
10.30	#	The Town Bank 2000 Employee Stock Option Plan (incorporated by reference to Exhibit 10.30 to the S-4)
10.31	#	The Town Bank 2001 Employee Stock Option Plan (incorporated by reference to Exhibit 10.31 to the S-4)
10.32	#	The Town Bank 2002 Employee Stock Option Plan (incorporated by reference to Exhibit 10.32 to the S-4)
10.33	#	The Town Bank 1999 Directors Stock Option Plan (incorporated by reference to Exhibit 10.33 to the S-4)
10.34	#	The Town Bank 2000 Directors Stock Option Plan (incorporated by reference to Exhibit 10.34 to the S-4)
10.35	#	The Town Bank 2001 Directors Stock Option Plan (incorporated by reference to Exhibit 10.35 to the S-4)
10.36	#	Severance Agreement between The Town Bank and Edwin Wojtaszek, made as of December 4, 2002 (as amended December 20, 2004) (incorporated by reference to Exhibit 10.36 to the S-4)
10.37	#	Severance Agreement between The Town Bank and Robert W. Dowens, Sr., made as of December 4, 2002 (as amended December 20, 2004) (incorporated by reference to Exhibit 10.37 to the S-4)
10.38	#	Severance Agreement between The Town Bank and Nicholas A. Frungillo, Jr., made as December 4, 2002 (as amended December 20, 2004) (incorporated by reference to Exhibit 10.38 to the S-4)
10.39

Internet Master Services Agreement dated as of June 11, 2003 (including all addenda, schedules and exhibits, as amended from time to time) by and between The Town Bank and Aurum Technology Inc. (incorporated by reference to Exhibit 10.39 to the S-4)

Exhibit No.		Description
10.40

Information Technology Services Agreement effective as of June 18, 2003 by and between The Town Bank and Aurum Technology Inc. d/b/a Fidelity integrated Financial Solutions (incorporated by reference to Exhibit 10.40 to the S-4)

10.41

MAC® Network Participation Agreement dated as of September 20, 2000 by and between The Town Bank and Money Access Service Inc. (predecessor in interest to Star Networks Inc.) (including all addenda, schedules and exhibits, as amended from time to time) (incorporated by reference to Exhibit 10.41 to the S-4)

10.42

Agreement of Lease, between Conjoe Realty Co., Inc. and The Town Bank, dated as of September 17, 1997, for the entire property located at 520 South Avenue West, Westfield, New Jersey (incorporated by reference to Exhibit 10.42 to the S-4)

10.43

Business Lease dated as of September 13, 2005 between The Town Bank and Fanwood Plaza Partners, LLC for the lease of 828 South Avenue Fanwood, NJ 07023 (incorporated by reference to Exhibit 10.43 to the S-4)

10.44	#

Retention Agreement dated as of December 16, 2005, by and among The Town Bank, Community Partners Bancorp and Nicholas A. Frungillo, Jr. (incorporated by reference to Exhibit 10.44 to the January S-4/A)

10.45		Modification of Agreement of Lease dated as of October 15, 2005, by and between Conjoe Realty Inc. and The Town Bank (incorporated by reference to Exhibit 10.45 to the January S-4/A)
10.46	#

Second Amendment dated December 27, 2005 to Severance Agreement between The Town Bank and Edwin Wojtaszek, made as of December 4, 2002 (as amended December 20, 2004) (incorporated by reference to Exhibit 10.46 to the January S-4/A)

10.47	#

Second Amendment dated December 27, 2005 to Severance Agreement between The Town Bank and Robert W. Dowens, Sr., made as of December 4, 2002 (as amended December 20, 2004) (incorporated by reference to Exhibit 10.47 to the January S-4/A)

Exhibit No.		Description
10.48	#

Second Amendment dated December 27, 2005 to Severance Agreement between The Town Bank and Nicholas A. Frungillo, Jr., made as of December 4, 2002 (as amended December 20, 2004) (incorporated by reference to Exhibit 10.48 to the January S-4/A)

10.49	#	Amendment dated January 4, 2006 to The Town Bank 1999 Employee Stock Option Plan (incorporated by reference to Exhibit 10.49 to the January S-4/A)
10.50	#	Amendment dated January 4, 2006 to The Town Bank 2000 Employee Stock Option Plan (incorporated by reference to Exhibit 10.50 to the January S-4/A)
10.51	#	Amendment dated January 4, 2006 to The Town Bank 2001 Employee Stock Option Plan (incorporated by reference to Exhibit 10.51 to the January S-4/A)
10.52	#	Amendment dated January 4, 2006 to The Town Bank 2002 Employee Stock Option Plan (incorporated by reference to Exhibit 10.52 to the January S-4/A)
21	*	Subsidiaries of the Registrant
31.1	*	Certification of Barry B. Davall, Chief Executive Officer of the Registrant, pursuant to Securities Exchange Act Rule 13a-14(a).
31.2	*	Certification of Michael J. Gormley, Chief Financial Officer of the Registrant, pursuant to Securities Exchange Act Rule 13a-14(a).
32	*

Certifications pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of The Sarbanes-Oxley Act of 2002, signed by Barry B. Davall, Chief Executive Officer of the Registrant, and Michael J. Gormley, Chief Financial Officer of the Registrant.

_____________________
*	Filed herewith.
#	A management contract or compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 15(a)(3) of Form 10-K.

(b)	Exhibits.

Exhibits required by Section 601 of Regulation S-K (see (a) above)

(c)	Financial Statement Schedules

See the notes to the Consolidated Financial Statements included in this report.

TWO RIVER COMMUNITY BANK

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

        Page

Report of Independent Registered Public Accounting Firm - Beard Miller Company LLP	F-2

Report of Independent Registered Public Accounting Firm - Grant Thornton LLP	F-3

Consolidated Balance Sheets – December 31, 2005 and December 31, 2004	F-4

Consolidated Statements of Income – Years Ended December 31, 2005, 2004 and 2003	F-5

Consolidated Statements of Shareholders’ Equity for the Years Ended December 31, 2005, 2004 and 2003	F-6

Consolidated Statements of Cash Flows for the Years Ended December 31, 2005, 2004 and 2003	F-7

Notes to Consolidated Financial Statements	F-8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Two River Community Bank

Middletown, New Jersey

We have audited the accompanying consolidated balance sheet of Two River Community Bank and its subsidiary as of December 31, 2005, and the related consolidated statements of income, shareholders’ equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of Two River Community Bank and its subsidiary for the years ended December 31, 2004 and 2003 were audited by other auditors whose report, dated January 21, 2005 (except for Note 1E and Notes 1P and 15 as to which the date is January 31, 2006), expressed an unqualified opinion on those statements.

We conducted our audit in accordance with standards generally accepted by the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Bank is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Two River Community Bank and its subsidiary as of December 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Beard Miller Company LLP

Beard Miller Company LLP

Allentown, Pennsylvania

February 7, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

Two River Community Bank

Middletown, New Jersey

We have audited the accompanying consolidated balance sheet of Two River Community Bank (the Bank) as of December 31, 2004, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2004. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Bank is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Two River Community Bank as of December 31, 2004 and the consolidated results of its operations and its consolidated cash flows for each of the two years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

As disclosed in Note 1E and Notes 1P and 15, the Bank has restated its cash flows and share based compensation footnotes, respectively, for each of the two years in the period ended December 31, 2004.

/s/ Grant Thornton LLP

Philadelphia, Pennsylvania

January 21, 2005 (except for Note 1E and Notes 1P and 15,
as to which the date is January 31, 2006)

TWO RIVER COMMUNITY BANK

CONSOLIDATED BALANCE SHEETS

December 31,
2005	2004
(In Thousands, Except Share Data)

ASSETS

Cash and due from banks	$ 5,827	$ 5,225
Federal funds sold	-	5,145

Cash and Cash Equivalents	5,827	10,370

Securities available for sale	34,114	39,876
Securities held to maturity (fair value 2005 $5,836; 2004 $3,838)	5,841	3,840

Loans	216,327	176,000
Allowance for loan losses	(2,380)	(1,927)

Net Loans	213,947	174,073

Bank owned life insurance	3,667	3,513
Premises and equipment, net	2,390	2,416
Accrued interest receivable	973	824
Other assets	1,517	558

Total Assets	$268,276	$235,470

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES

Deposits:
Noninterest-bearing	$ 50,301	$ 49,022
Interest-bearing	186,148	150,933

Total Deposits	236,449	199,955

Securities sold under agreements to repurchase	5,197	7,761
Short-term borrowings	1,514	5,000
Accrued interest payable	71	21
Other liabilities	1,278	924

Total Liabilities	244,509	213,661

SHAREHOLDERS' EQUITY

Common stock, $2.00 par value; authorized 10,000,000 shares; issued and outstanding 2005 3,936,595 shares; 2004 3,902,994 shares	7,873	7,806
Additional paid-in capital	14,310	14,119
Retained earnings	2,153	61
Accumulated other comprehensive loss	(569)	(177)

Total Shareholders’ Equity	23,767	21,809

Total Liabilities and Shareholders’ Equity	$268,276	$235,470

See notes to consolidated financial statements.

TWO RIVER COMMUNITY BANK

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31,
2005	2004	2003
(In Thousands, Except Per Share Data)

INTEREST INCOME

Loans, including fees	$13,104	$ 9,705	$7,574
Investment securities	1,639	1,443	762
Federal funds sold	52	108	65

Total Interest Income	14,795	11,256	8,401

INTEREST EXPENSE

Deposits	3,729	2,410	1,580
Securities sold under agreements to repurchase	153	116	143
Short-term borrowings	173	5	12

Total Interest Expense	4,055	2,531	1,735

Net Interest Income	10,740	8,725	6,666

PROVISION FOR LOAN LOSSES	453	458	322

Net Interest Income after Provision for Loan Losses	10,287	8,267	6,344

NON-INTEREST INCOME

Service fees on deposit accounts	370	313	244
Other loan customer service fees	486	317	195
Earnings from investment in life insurance	167	13	-
Other income	205	177	139

Total Non-Interest Income	1,228	820	578

NON-INTEREST EXPENSES

Salaries and employee benefits	4,490	3,773	2,637
Occupancy and equipment	1,580	1,367	1,117
Professional	202	188	170
Advertising	288	236	156
Data processing	228	235	236
Insurance	211	217	136
Other operating	1,198	953	792

Total Non-Interest Expenses	8,197	6,969	5,244

Income before Income Taxes	3,318	2,118	1,678

INCOME TAX EXPENSE	1,226	793	428

Net Income	$ 2,092	$ 1,325	$ 1,250

EARNINGS PER SHARE

Basic	$0.53	$0.36	$0.36
Diluted	$0.51	$0.34	$0.34

See notes to consolidated financial statements.

TWO RIVER COMMUNITY BANK

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Years Ended December 31, 2005, 2004 and 2003

Common Stock	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity
(In Thousands, Except Share Data)

BALANCE - JANUARY 1, 2003	$6,788	$ 7,152	$(1,587)	$173	$12,526

Comprehensive income:
Net income	-	-	1,250	-	1,250
Change in net unrealized gain (loss) on securities available for sale, net of reclassification adjustment and tax effect	-	-	-	(233)	(233)

Total Comprehensive Income					1,017

Stock dividend - 3%	204	723	(927)	-	-

BALANCE - DECEMBER 31, 2003	6,992	7,875	(1,264)	(60)	13,543

Comprehensive income:
Net income	-	-	1,325	-	1,325
Change in net unrealized gain (loss) on securities available for sale, net of reclassification adjustment and tax effect	-	-	-	(117)	(117)

Total Comprehensive Income					1,208

Issuance of common stock, net of offering expenses (400,000 shares)	800	6,232	-	-	7,032
Options exercised (7,005 shares)	14	12	-	-	26

BALANCE - DECEMBER 31, 2004	7,806	14,119	61	(177)	21,809

Comprehensive income:
Net income	-	-	2,092	-	2,092
Change in net unrealized gain (loss) on securities available for sale, net of reclassification adjustment and tax effect	-	-	-	(392)	(392)

Total Comprehensive Income					1,700

Options exercised (33,601 shares)	67	58	-	-	125
Tax benefit from exercised non-qualified stock options	-	133	-	-	133

BALANCE - DECEMBER 31, 2005	$7,873	$14,310	$2,153	$(569)	$23,767

See notes to consolidated financial statements.

TWO RIVER COMMUNITY BANK

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31,
2005	2004	2003
	(As Restated)	(As Restated)
(In Thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$ 2,092	$ 1,325	$ 1,250
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	674	621	506
Provision for loan losses	453	459	322
Deferred income taxes	(42)	(182)	(129)
Net amortization of premiums and discounts	54	72	191
Net increase in investment in life insurance	(154)	(13)	-
Loss on sale of bank premises and equipment	5	-	-
Commercial loan participations originated for sale	(5,617)	(7,690)	(12,697)
Proceeds from sales of commercial loan participations	5,617	7,690	12,697
Tax benefit of options exercised	133	-	-
(Increase) decrease in assets:
Accrued interest receivable	(149)	(283)	(132)
Other assets	(715)	304	(180)
Increase (decrease) in liabilities:
Accrued interest payable	50	(32)	(15)
Other liabilities	354	(78)	446

Net Cash Provided by Operating Activities	2,755	2,193	2,259

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of securities held to maturity	(2,004)	(3,825)	-
Purchase of securities available for sale	(3,284)	(19,147)	(24,508)
Proceeds from repayments and maturities of securities available for sale	8,401	6,313	12,189
Net increase in loans	(40,327)	(42,241)	(29,505)
Purchase of bank owned life insurance	-	(3,500)	-
Purchase of premises and equipment	(670)	(1,664)	(328)
Proceeds from sale of property and equipment	17	-	-

Net Cash Used in Investing Activities	(37,867)	(64,064)	(42,152)

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase in deposits	36,494	58,907	31,331
Net increase (decrease) in securities sold under agreements to repurchase	(2,564)	1,306	(2,941)
Net advances (repayments) on short-term borrowings	(3,486)	(1,784)	6,784
Net proceeds from common stock issued	-	7,032	-
Proceeds from exercise of stock options	125	26	-

Net Cash Provided by Financing Activities	30,569	65,487	35,174

Net Increase (Decrease) in Cash and Cash Equivalents	(4,543)	3,616	(4,719)

CASH AND CASH EQUIVALENTS - BEGINNING	10,370	6,754	11,473

CASH AND CASH EQUIVALENTS - ENDING	$ 5,827	$10,370	$ 6,754

SUPPLEMENTARY CASH FLOWS INFORMATION
Interest paid	$ 4,005	$ 2,563	$ 1,750

Income taxes paid	$ 1,251	$ 1,114	$ 341

See notes to consolidated financial statements.

TWO RIVER COMMUNITY BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES

A.    Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Two River Community Bank (the Bank) and its wholly-owned subsidiary, TRCB Investment Corporation, and wholly-owned trust, Two River Community Bank Employer’s Trust. All intercompany balances and transactions have been eliminated in the consolidated financial statements.

B.    Nature of Operations

Two River Community Bank (the Bank) is a New Jersey state chartered bank that commenced operations on February 29, 2000. The Bank provides banking services to small and medium-sized businesses, professionals and individual consumers primarily in Monmouth County, New Jersey. The Bank competes with other banking and financial institutions in its market communities.

The Bank is subject to Federal and New Jersey statutes applicable to banks chartered under the New Jersey banking laws. The Bank’s deposits are insured by the Federal Deposit Insurance Corporation (FDIC). Accordingly, the Bank is subject to regulation, supervision, and examination by the New Jersey State Department of Banking and Insurance and the FDIC.

C.    Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The principal estimate that is particularly susceptible to significant change in the near term relates to the allowance for loan losses. The evaluation of the adequacy of the allowance for loan losses includes an analysis of the individual loans and overall risk characteristics and size of the different loan portfolios, and takes into consideration current economic and market conditions, the capability of specific borrowers to pay specific loan obligations, and current loan collateral values. However, actual losses on specific loans, which also are encompassed in the analysis, may vary from estimated losses.

D.    Significant Concentrations of Credit Risk

Most of the Bank’s activities are with customers located within Monmouth County, New Jersey. Note 3 discusses the types of securities that the Bank invests in. Note 4 discusses the types of lending that the Company engages in. Although the Bank actively manages the diversification of its loan portfolio, a substantial portion of its debtors’ ability to honor their contracts is dependent upon the strength of the local economy. The loan portfolio includes commercial real estate, which is comprised of owner occupied and investment real estate, including general office, medical, manufacturing and retail space. Construction loans, short-term in nature, comprise another portion of the portfolio, along with commercial and industrial loans. The latter includes lines of credit and equipment loans. From time to time, the Bank may purchase or sell an interest in a loan from or to another lender (participation loan) in order to manage its portfolio risk. Loans purchased by the Bank are typically located in central New Jersey and meet the Bank’s own independent underwriting guidelines. The Bank does not have any significant concentrations in any one industry or customer.

TWO RIVER COMMUNITY BANK

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

E.    Statement of Cash Flows - As Restated

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, interest bearing demand deposits, and federal funds sold. Generally federal funds are purchased and sold for one-day periods. The Bank includes commercial loan participations originated for sale and the related proceeds from those sales in operating activities. The Bank has restated its cash flow statement for the years ended December 31, 2004 and 2003 to include commercial loan participations originated for sale and the related proceeds from those sales in operating activities.

F.    Securities

Securities classified as available for sale are those securities that the Bank intends to hold for an indefinite period of time but not necessarily to maturity. Securities available for sale are carried at fair value. Any decision to sell a security classified as available for sale would be based on various factors, including significant movement in interest rates, changes in maturity mix of the Bank’s assets and liabilities, liquidity needs, regulatory capital considerations and other similar factors. Unrealized gains or losses are reported as increases or decreases in other comprehensive income, net of the related deferred tax effect. Realized gains or losses, determined on the basis of the cost of the specific securities sold, are included in earnings. Premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Gains and losses on the sale of securities available for sale are recorded on the trade date and are determined using the specific identification method.

Securities classified as held to maturity are those securities the Bank has both the intent and ability to hold to maturity regardless of changes in market conditions, liquidity needs or changes in general economic conditions. These securities are carried at cost adjusted for the amortization of premium and accretion of discount, computed by the interest method over the terms of the securities.

Management determines the appropriate classification of debt securities at the time of purchase and re-evaluates such designation as of each balance sheet date.

Declines in the fair value of held to maturity and available for sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Bank to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Federal law requires a member institution of the Federal Home Loan Bank to hold stock of its district Federal Home Loan Bank according to a predetermined formula. This restricted stock is carried at cost.

G.    Loans Receivable

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at their outstanding unpaid principal balances, net of an allowance for loan losses and any deferred fees or costs. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the yield (interest income) of the related loans. The Bank is generally amortizing these amounts over the contractual life of the loan.

TWO RIVER COMMUNITY BANK

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

G.   Loans Receivable (Continued)

The accrual of interest is discontinued when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about further collectibility of principal or interest, even though the loan is currently performing. A loan may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. When a loan is placed on nonaccrual status, unpaid interest credited to income in the current year is reversed and unpaid interest accrued in prior years is charged against the allowance for loan losses. Interest received on nonaccrual loans generally is either applied against principal or reported as interest income, according to management’s judgment as to the collectibility of principal. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectibility of the total contractual principal and interest is no longer in doubt.

H.   Allowance for Loan Losses

The allowance for loan losses is established through provisions for loan losses charged against income. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management’s periodic evaluation of the adequacy of the allowance is based on the Bank’s past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant revision as more information becomes available.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as either doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management’s estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate or the fair value of the collateral if the loan is collateral dependent.

TWO RIVER COMMUNITY BANK

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

H.   Allowance for Loan Losses (Continued)

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer, residential, and home equity loans for impairment disclosures, unless such loans are the subject of a restructuring agreement.

I.    Transfers of Financial Assets

Transfers of financial assets, including loan participation sales, are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity. The Bank sold only commercial loan participations to other banks in the amount of $5,617,000, $7,690,000 and $12,697,000 during the years ended December 31, 2005, 2004 and 2003, respectively. No gains or losses were recognized on these participations sold. The Bank had no loan participations held for sale at December 31, 2005 and 2004. The balance of participations sold to other banks that are serviced by the Bank was $8,027,000 and $9,002,000 at December 31, 2005 and 2004, respectively. No servicing asset or liability has been recognized due to immateriality.

J.    Bank-Owned Life Insurance

The Bank invests in bank-owned life insurance (“BOLI”) as a source of funding for employee benefit expenses. BOLI involves the purchasing of life insurance by the Bank’s wholly-owned trust on a chosen group of employees. The Bank is the owner and beneficiary of the policies. This life insurance investment is carried at the cash surrender value of the underlying policies. Income generated from the increase in cash surrender value of the policies is included in non-interest income on the income statement.

K.    Bank Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is charged to operations on a straight-line basis over the estimated useful lives of the respective assets. Leasehold improvements are amortized over the lease period.

L.    Advertising

The Bank expenses advertising costs as incurred.

M.   Income Taxes

Deferred income taxes are provided on the liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The Company and its subsidiary file a consolidated federal income tax return.

TWO RIVER COMMUNITY BANK

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

N.    Off-Balance Sheet Financial Instruments

In the ordinary course of business, the Bank has entered into off-balance sheet financial instruments consisting of commitments to extend credit and letters of credit. Such financial instruments are recorded in the balance sheet when they are funded.

O.    Earnings per Share

Earnings per share are calculated on the basis of the weighted average number of common shares outstanding during the year. All weighted average, actual shares or per share information in the financial statements have been adjusted retroactively for the effect of stock dividends and splits. Basic earnings per share excludes dilution and is computed by dividing income available to common shareholders by the weighted average common shares outstanding during the period. Diluted earnings per share takes into account the potential dilution that could occur if certain outstanding securities to issue common stock were exercised and converted into common stock. Potential common shares relate solely to outstanding stock options, and are determined using the treasury stock method.

P.    Stock-Based Compensation - As Restated

The Bank accounts for its stock options under SFAS No. 123, “Accounting for Stock-Based Compensation,” which contains a fair value-based method for valuing stock-based compensation that entities may use, which measures compensation cost at the grant date based on the fair value of the award. Alternatively, the standard permits entities to continue accounting for employee stock options and similar equity instruments under Accounting Principles Board (APB) Opinion 25, “Accounting for Stock Issued to Employees.” Entities that continue to account for stock options using APB Opinion 25 are required to make pro forma disclosures of net income and earnings per share, as if the fair value-based method of accounting defined in SFAS No. 123 had been applied.

At December 31, 2005, the Bank had four stock-based employee and director compensation plans, which are more fully described in Note 15. The Bank accounts for those plans under the recognition and measurement principles of APB Opinion 25, “Accounting for Stock Issued to Employees,” and related interpretations. Stock-based employee compensation costs are not reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share had the Bank applied the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” to stock-based employee compensation.

2005	2004	2003
	(As Restated)	(As Restated)
(In Thousands Except Per Share Data)

Net income, as reported	$2,092	$1,325	$1,250
Deduct stock-based compensation expense under fair value based method for all awards, net of related tax effects	284	(1,679)	(425)

Pro Forma Net Income (Loss)	$1,808	$ (354)	$ 825

TWO RIVER COMMUNITY BANK

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

P.    Stock-Based Compensation - As Restated (Continued)

2005	2004	2003
	(As Restated)	(As Restated)
(In Thousands Except Per Share Data)

Earnings (loss) per share - basic
As reported	$ 0.53	$ 0.36	$0.36
Pro forma	$ 0.46	$(0.10)	$0.24

Earnings (loss) per share - diluted
As reported	$ 0.51	$ 0.34	$0.34
Pro forma	$ 0.44	$(0.10)	$0.22

For purposes of SFAS No. 123, the fair value of each option grant was estimated on the date of grant using the Black-Scholes options-pricing model with the following weighted average assumptions used for grants in 2005, 2004 and 2003: dividend yield of -0-% for 2005, 2004 and 2003; 4.45%, 4.19% and 3.82% risk-free interest rate for 2005, 2004 and 2003; volatility of 41.2%, 31.9% and 31.4% for 2005, 2004 and 2003, respectively, and expected lives of ten years. The Bank has restated its pro forma share based compensation costs as a result of a change in its historical volatility from 0% for the years ended December 31, 2004 and 2003 to the percentages noted above.

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (revised 2004), “Share-Based Payment,” (SFAS No. 123R). SFAS No. 123R replaces SFAS No. 123, “Accounting for Stock-Based Compensation,” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” SFAS No. 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services and addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. SFAS No. 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. Under SFAS No. 123R, all forms of share-based payments to employees, including employee stock options, would be treated the same as other forms of compensation by recognizing the related cost in the income statement. The expense of the award would generally be measured at fair value at the grant date. Current accounting guidance requires that the expense relating to the so-called fixed plan employee stock options only be disclosed in the footnotes to the financial statements. SFAS No. 123R would eliminate the ability to account for share-based compensation transactions using APB Opinion No. 25. Public entities are required to apply the provisions of SFAS No. 123R as of the first interim or annual reporting period that begins after December 15, 2005. Public companies are required to adopt the new standard using a modified prospective method and may elect to restate prior periods using the modified retrospective method. Under the modified prospective method, companies are required to record compensation cost for new and modified awards over the related vesting period of such awards prospectively and record compensation cost prospectively for the unvested portion, at the date of adoption, of previously issued and outstanding awards over the remaining vesting period of such awards. No change to prior periods presented is permitted under the modified prospective method. The Bank will adopt the modified prospective method. The Bank had no unvested stock options as of December 31, 2005. Any impact that the adoption of this Statement will have on our financial position and results of operations will be determined by share-based payments granted in future periods.

Q.   Reclassification

Certain amounts in the 2004 and 2003 financial statements have been reclassified to conform with the presentation used in the 2005 financial statements. These reclassifications had no effect on net income.

TWO RIVER COMMUNITY BANK

NOTE 2 - ACQUISITION

On August 17, 2005, Two River Community Bank and The Town Bank announced the signing of a definitive agreement and plan of acquisition where Two River Bank would acquire The Town Bank. The agreement calls for an all-stock transaction in which the two banks will become independently operated, wholly-owned subsidiaries of a newly formed bank holding company, Community Partners Bancorp, with each bank’s board of directors and management team remaining in place.

Under the terms of the acquisition agreement, each share of Two River Community Bank common stock will be converted into one share of common stock of the newly formed holding company and each share of The Town Bank common stock will be converted into 1.25 shares of common stock of the holding company. The closing price of Two River common stock on August 15, 2005 was $16.25. Based on a 1.25 exchange ratio, shareholders of Two River will hold approximately 65.6% of the post-transaction shares of the newly formed holding company.

The 1.25 exchange ratio is subject to adjustment if the average price of Two River common stock over a defined period prior, to the closing is below $13.20 or above $18.80. If the Two River average price is above $18.80, the exchange ratio will be $23.50 divided by the Two River average price, with a minimum exchange ratio of 1.1463. If Two River’s average price is below $13.20, the exchange ratio will be $16.50 divided by the Two River average price; with a maximum exchange ratio of 1.5. If the average price is $11.00 or less, The Town Bank will have the right to terminate the deal.

The transaction has been approved by the board of directors of each bank, and must be approved by holders of shares representing 2/3 of the outstanding stock of each bank before it can be completed. The acquisition is subject to other customary closing conditions, including receipt of bank regulatory approval. The transaction is expected to close early in April 2006.

NOTE 3 - SECURITIES

The amortized cost, gross unrealized gains and losses, and fair values of the Bank’s securities are summarized as follows:

Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
(In Thousands)

DECEMBER 31, 2005:
Securities available for sale:
U.S. Government agency securities	$19,288	$ -	$(424)	$18,864
Municipal securities	1,123	21	-	1,144
Mortgage-backed securities	13,437	17	(471)	12,983
Corporate debt securities and others	845	-	(5)	840
	34,693	38	(900)	33,831
Federal Home Loan Bank stock	253	-	-	253
ACBB stock	30	-	-	30
	$34,976	$ 38	$(900)	$34,114

TWO RIVER COMMUNITY BANK

NOTE 3 - SECURITIES (CONTINUED)

The amortized cost, gross unrealized gains and losses, and fair values of the Bank’s securities are summarized as follows:

Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
(In Thousands)

DECEMBER 31, 2005:
Securities held to maturity:
U.S. Government agency securities	$ 1,000	$ -	$ (20)	$ 980
Municipal securities	4,841	35	(20)	4,856
	$ 5,841	$ 35	$ (40)	$ 5,836

DECEMBER 31, 2004:
Securities available for sale:
U.S. Government agency securities	$19,483	$ 5	$(141)	$19,347
Municipal securities	1,064	11	(1)	1,074
Mortgage-backed securities	18,215	108	(240)	18,083
Corporate debt securities and others	1,102	1	(11)	1,092
	39,864	125	(393)	39,596
Federal Home Loan Bank stock	250	-	-	250
ACBB stock	30	-	-	30
	$40,144	$125	$(393)	$39,876

Securities held to maturity:
U.S. Government agency securities	$ 1,000	$ -	$ (8)	$ 992
Municipal securities	2,840	8	(2)	2,846
	$ 3,840	$ 8	$(10)	$3,838

TWO RIVER COMMUNITY BANK

NOTE 3 - SECURITIES (CONTINUED)

The amortized cost and fair value of the Bank’s debt securities at December 31, 2005, by contractual maturity, are shown. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

Available for Sale		Held to Maturity
Amortized Cost	Fair Value	Amortized Cost	Fair Value
(In Thousands)

Due in one year or less	$ 2,060	$ 2,039	$ -	$ -
Due in one year through five years	10,648	10,459	1,000	980
Due in five years through ten years	5,995	5,801	1,179	1,162
Due after ten years	2,553	2,549	3,662	3,694

	21,256	20,848	5,841	5,836
Mortgage-backed securities	13,437	12,983	-	-

	$34,693	$33,831	$5,841	$5,836

The Bank had no sales of securities in 2005, 2004 and 2003.

Certain of the Bank’s investment securities, totaling $8,944,000 and $8,160,000 at December 31, 2005 and 2004, respectively, were pledged as collateral to secure deposits as required or permitted by law.

The table below indicates the length of time individual securities have been in a continuous unrealized loss position at December 31, 2005 and 2004:

Less than 12 Months		12 Months or More		Total
Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
(In Thousands)

DECEMBER 31, 2005:
U.S. Government agency securities	$ 5,202	$ (95)	$13,642	$(349)	$18,844	$(444)
Corporate debt securities	250	(4)	490	(1)	740	(5)
Municipal securities	1,020	(9)	517	(11)	1,537	(20)
Mortgage-backed securities	4,171	(71)	7,892	(400)	12,063	(471)

Total Temporarily Impaired Securities	$10,643	$ (179)	$22,541	$(761)	$33,184	$(940)

TWO RIVER COMMUNITY BANK

NOTE 3 - SECURITIES (CONTINUED)

Less than 12 Months		12 Months or More		Total
Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
(In Thousands)

DECEMBER 31, 2004:
U.S. Government agency securities	$17,334	$(149)	$ -	$ -	$17,334	$(149)
Corporate debt securities	-	-	479	(11)	479	(11)
Municipal securities	1,260	(4)	-	-	1,260	(4)
Mortgage-backed securities	8,059	(84)	3,364	(155)	11,423	(239)

Total Temporarily Impaired Securities	$26,653	$(237)	$3,843	$(166)	$30,496	$(403)

Unrealized losses detailed above relate primarily to U.S. Government Agency and mortgage-backed securities and the decline in fair value is due only to interest rate fluctuations. The Bank had 53 and 42 securities in an unrealized loss position at December 31, 2005 and 2004, respectively. The Bank has the intent and ability to hold such investments until maturity or market price recovery. Management has considered factors regarding other than temporarily impaired securities and determined that there are no securities that are other than temporarily impaired as of December 31, 2005 and 2004.

NOTE 4 - LOANS RECEIVABLE AND ALLOWANCE FOR LOAN LOSSES

The components of the loan portfolio at December 31, 2005 and 2004 are as follows:

2005	2004
(In Thousands)

Commercial and industrial	$ 55,480	$ 44,128
Real estate - construction	42,657	27,631
Real estate - commercial	97,934	90,168
Real estate - residential	2,625	318
Consumer	17,569	13,673
Other	181	150

	216,446	176,068
Allowance for loan losses	(2,380)	(1,927)
Unearned fees	(119)	(68)

Net Loans	$213,947	$174,073

Loans on which the accrual of interest has been discontinued amounted to $-0- and $94,000 at December 31, 2005 and 2004, respectively. The Company had no loans past due 90 days or more and still accruing interest at December 31, 2005 and 2004.

TWO RIVER COMMUNITY BANK

NOTE 4 - LOANS RECEIVABLE AND ALLOWANCE FOR LOAN LOSSES (CONTINUED)

The recorded investment in impaired loans, not requiring an allowance for loan losses, was $367,000 at December 31, 2005. The recorded investment in impaired loans requiring an allowance for loan losses was $-0- at December 31, 2005. For the year ended December 31, 2005, the average recorded investment in these impaired loans was $368,000. Interest income of $25,000 was recognized for the time that the loans were impaired during 2005. There were no impaired loans at December 31, 2004.

Changes in the allowance for loan losses are as follows:

2005	2004	2003
(In Thousands)

Balance, beginning of year	$1,927	$1,469	$1,147
Provision charged to expenses	453	458	322
Charge-offs	-	-	-

Balance, end of year	$2,380	$1,927	$1,469

NOTE 5 - BANK PREMISES AND EQUIPMENT

Premises and equipment at December 31, 2005 and 2004 are as follows:

Estimated Useful Lives	2005	2004
(In Thousands)

Leasehold improvements	5 - 15 years	$2,095	$1,953
Furniture, fixtures and equipment	5 years	2,085	1,731
Computer equipment and software	2 - 5 years	990	873

		5,170	4,557

Less accumulated depreciation and amortization		(2,780)	(2,141)

		$2,390	$2,416

TWO RIVER COMMUNITY BANK

NOTE 6 - DEPOSITS

The components of deposits at December 31, 2005 and 2004 are as follows:

2005	2004
(In Thousands)

Demand, non-interest bearing	$ 50,301	$ 49,022
Demand, interest bearing - NOW, money market and savings	111,421	131,936
Time, $100,000 and over	31,404	11,549
Time, other	43,323	7,448

	$236,449	$199,955

Included in time deposits, other, at December 31, 2005 and 2004, are brokered deposits of $10,000,000 and
 $-0-, respectively.

At December 31, 2005, the scheduled maturities of time deposits are as follows (in thousands):

2006	$72,352
2007	2,127
2008	97
2009	151

$74,727

NOTE 7 - SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Securities sold under agreements to repurchase, which are classified as secured borrowings, generally mature within one to four days from the transaction date. Securities sold under agreements to repurchase are reflected as the amount of cash received in connection with the transaction. Securities sold under these agreements are retained under the Bank’s control at its safekeeping agent. The Bank may be required to provide additional collateral based on the fair value of the underlying securities. Information concerning repurchase agreements for the years ended December 31, 2005, 2004 and 2003 is as follows:

2005	2004	2003
(Dollars In Thousands)

Repurchase agreements:
Balance at year-end	$5,197	$7,761	$6,455
Average during the year	7,865	7,581	9,357
Maximum month-end balance	9,801	9,549	11,810
Weighted average rate during the year	1.94%	1.53%	1.53%
Weighted average rate at December 31	2.48%	1.54%	1.53%

TWO RIVER COMMUNITY BANK

NOTE 8 - SHORT-TERM BORROWINGS

Short-term borrowings consist of federal funds purchased and short-term advances from the Federal Home Loan Bank. Information concerning short-term borrowings for the years ended December 31, 2005, 2004 and 2003 is as follows:

2005	2004	2003
(Dollars In Thousands)

Short-term borrowings:
Balance at year-end	$1,514	$5,000	$6,784
Average during the year	5,292	398	1,090
Maximum month-end balance	8,503	8,078	6,784
Weighted average rate during the year	3.27%	1.29%	1.10%
Weighted average rate at December 31	4.04%	2.44%	1.07%

The Bank has a $5,000,000 unsecured line of credit with another financial institution that bears interest at a variable rate and is renewed annually. There were no borrowings under this line of credit at December 31, 2005 and 2004.

The Bank has a maximum borrowing capacity with the Federal Home Loan Bank of approximately $27,000,000, of which $300,000 was outstanding at December 31, 2005. Advances from the Federal Home Loan Bank are secured by qualifying assets of the Bank.

NOTE 9 - SHAREHOLDERS' EQUITY

On August 10, 2004, the Bank completed a common stock offering of 400,000 units of its common stock and warrants at $18.00 per unit for $7,200,000. Each unit consisted of one share of common stock, par value $2.00, and one warrant to purchase one share of common stock at an exercise price of $20.50. The warrants are exercisable during the period from May 1, 2006 through June 30, 2006. Gross proceeds of the offering were reduced by offering costs of $168,000.

NOTE 10 - EMPLOYEE BENEFIT PLANS

The Bank has a 401(k) plan. Under the plan, all employees are eligible to contribute from 3% to a maximum of 20% of their annual salary. Annually the Bank matches 100% of employee contributions up to 3% and 50% of the next 2% of employee contributions. The Bank contributed $87,000, $66,000 and $48,000 for the years ended December 31, 2005, 2004, and 2003, respectively. Each year, the Bank may at its discretion elect to contribute profit sharing amounts into the Plan. As of December 31, 2005, 2004, and 2003, the Bank has not contributed any profit sharing amounts.

The Bank has a non-qualified Salary Continuation Plan (the Plan) for certain directors and executive officers that provides for payments upon retirement, death or disability. The annual benefit is based on annual salary (as defined) and adjusted for earnings, if applicable. At December 31, 2005 and 2004, other liabilities included approximately $166,000 and $23,000, respectively, accrued under the plan. Expenses related to this Plan included in the consolidated statements of income are approximately $143,000, $23,000 and $-0- for the years ended December 31, 2005, 2004 and 2003, respectively.

TWO RIVER COMMUNITY BANK

NOTE 11 - COMPREHENSIVE INCOME

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

The components of other comprehensive income and related tax effects for the years ended December 31, 2005, 2004 and 2003 are as follows:

2005	2004	2003
(In Thousands)

Unrealized holding gains (losses) on available for sale securities	$(594)	$(161)	$(368)
Tax effect	202	44	135

Net of Tax Amount	$(392)	$(117)	$(233)

NOTE 12 - FEDERAL INCOME TAXES

The components of income tax expense for the years ended December 31, 2005, 2004 and 2003 are as follows:

2005	2004	2003
(In Thousands)

Current	$1,268	$975	$557
Deferred	(42)	(182)	(129)

	$1,226	$793	$428

A reconciliation of the statutory income tax at a rate of 34% to the income tax expense included in the statements of income is as follows for the years ended December 31, 2005, 2004 and 2003:

2005		2004		2003
Amount	%	Amount	%	Amount	%
(In Thousands)

Federal income tax at statutory rate	$1,128	34.0%	$720	34.0%	$570	34.0%
Tax exempt interest	(59)	(1.8)	(25)	(1.2)	-	-
Bank-owned life insurance income	(52)	(1.6)	-	-	-	-
Change in valuation allowance	-	-	-	-	(232)	(13.8)
State income taxes, net of federal income tax benefit	173	5.2	92	4.3	89	5.3
Other	36	1.1	6	0.3	1	-

	$1,226	36.9%	$793	37.4%	$428	25.5%

TWO RIVER COMMUNITY BANK

NOTE 12 - FEDERAL INCOME TAXES (CONTINUED)

Deferred tax asset consisted of the following components as of December 31, 2005 and 2004:

2005	2004
(In Thousands)

Allowance for loan losses	$210	$192
Depreciation and amortization	43	108
Net operating loss carryforwards	-	10
Deferred compensation	66	-
Unrealized loss on investment securities available for sale	292	90
Other	34	1

Net Deferred Tax Asset	$645	$401

NOTE 13 - EARNINGS PER SHARE

Years Ended December 31,
2005	2004	2003
(In Thousands, Except Per Share Data)

Net income applicable to common stock	$2,092	$1,325	$1,250

Weighted average common shares outstanding	3,934	3,631	3,496
Effect of dilutive securities, stock options	194	272	201

Weighted average common shares outstanding used to calculate diluted earnings per share	4,128	3,903	3,697

Basic earnings per share	$0.53	$0.36	$0.36

Diluted earnings per share	$0.51	$0.34	$0.34

TWO RIVER COMMUNITY BANK

NOTE 14 - LEASE COMMITMENTS AND TOTAL RENTAL EXPENSE

The Bank leases offices under non-cancelable operating lease agreements expiring through 2021. Aggregate rent expense was $537,000, $477,000 and $377,000 for the years ended December 31, 2005, 2004, and 2003, respectively.

The approximate future minimum rental commitments under operating leases at December 31, 2005 are as follows (in thousands):

2006	$ 499
2007	528
2008	440
2009	382
2010	233
Thereafter	1,111

$3,193

NOTE 15 - STOCK OPTION PLANS - AS RESTATED

The Bank maintains a 2003 Incentive Stock Option Plan (2003 ISO Plan) and 2003 Non-qualified Stock Option Plan (2003 Non-qualified Plan). Under the 2003 ISO Plan and 2003 Non-qualified Plan, a total of 169,698 shares of common stock have been made available for each plan to grant to directors, officers or employees of the Bank. If a stock option expires, is terminated or otherwise canceled, the related shares of common stock are not applied towards this total.

The Bank maintains a 2001 Incentive Stock Option Plan (2001 ISO Plan) and 2001 Non-qualified Stock Option Plan (2001 Non-qualified Plan). Under the 2001 ISO Plan and 2001 Non-qualified Plan, a total of 173,470 shares of common stock have been made available for each plan to grant to directors, officers or employees of the Bank. If a stock option expires, is terminated or otherwise canceled, the related shares of common stock are not applied towards this total.

TWO RIVER COMMUNITY BANK

NOTE 15 - STOCK OPTION PLANS - AS RESTATED (CONTINUED)

The following table summarizes information about outstanding options from all plans at and for the years ended December 31, 2005, 2004 and 2003:

	2005		2004		2003
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price

Outstanding, beginning of year	605,497	$10.00	454,003	$ 7.31	247,503	$ 3.75
Granted	7,500	16.50	158,500	17.25	206,500	11.58
Exercised	(33,601)	3.74	(7,006)	3.74	-	-

Outstanding, end of year	579,396	$10.79	605,497	$10.00	454,003	$ 7.31

Exercisable, end of year	579,396		452,123		300,628

Weighted average fair value of options granted during the year (as restated)		$10.28		$ 8.87		$ 5.78

Options Outstanding
Range of Exercise Prices	Number Outstanding at December 31, 2005	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price

$ 3.66 - $ 3.97	206,896	5.5 years	$ 3.76
$ 9.90 - $13.60	206,500	7.0 years	12.68
$16.50 - $17.25	166,000	8.7 years	17.22

	579,396

TWO RIVER COMMUNITY BANK

NOTE 16 - TRANSACTIONS WITH EXECUTIVE OFFICERS, DIRECTORS AND PRINCIPAL SHAREHOLDERS

Certain directors, executive officers and principal shareholders of the Bank, their immediate families and their affiliates (commonly referred to as related parties) are customers of the Bank. Any transactions with such parties, including loans and commitments, were in the ordinary course of business at normal terms, including interest rates and collateralization, prevailing at the time and did not represent more than normal risks. At December 31, 2005 and 2004, loans to related parties amounted to $8,230,000 and $7,683,000, respectively. During 2005, new loans to such related parties totaled $1,175,000 and repayments and other reductions aggregated $628,000.

A director of the Bank is the principal of a company that provides construction of leasehold improvements for the Bank’s new branches. The Bank paid $143,000, $741,000 and $202,000 for these construction services for the years ended December 31, 2005, 2004 and 2003, respectively. Such costs are capitalized to leasehold improvements and are being amortized over 10 years. Construction costs incurred are comparable to similarly outfitted branch office space in the Bank’s market.

NOTE 17 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheets.

The Bank’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The Bank evaluates each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management’s credit evaluation. Collateral held varies but may include personal or commercial real estate, accounts receivable, inventory and equipment. The Bank had commitments to extend credit of approximately $80,023,000 and $67,929,000 at December 31, 2005 and 2004, respectively.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the financial performance of a customer to a third party. Those guarantees are primarily issued to support contracts entered into by customers. Most guarantees extend for one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank defines the fair value of these letters of credit as the fees paid by the customer or similar fees collected on similar instruments. The Bank amortizes the fees collected over the life of the instrument. The Bank generally obtains collateral, such as real estate or liens on customer assets for these types of commitments. The Bank’s potential liability would be reduced by any proceeds obtained in liquidation of the collateral held. The Bank had standby letters of credit for customers aggregating $2,712,000 and $1,895,000 at December 31, 2005 and 2004, respectively. The current amounts of the liability related to guarantees under standby letters of credit issued is not material as of December 31, 2005 and 2004.

TWO RIVER COMMUNITY BANK

NOTE 17 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK (CONTINUED)

The Bank grants commercial loans to customers primarily in Monmouth County, New Jersey. Although the Bank actively manages the diversification of its loan portfolio, a substantial portion of its debtors’ ability to honor their contracts is dependent upon the strength of the local economy. The loan portfolio includes commercial real estate, which is comprised of owner occupied and investment real estate, including general office, medical, manufacturing and retail space. Construction loans, short-term in nature, comprise another portion of the portfolio, along with commercial and industrial loans. The latter includes lines of credit and equipment loans. From time to time, the Bank may purchase or sell an interest in a loan from or to another lender (participation loan) in order to manage its portfolio risk. Loans purchased by the Bank are typically located in central New Jersey and meet the Bank’s own independent underwriting guidelines.

NOTE 18 - REGULATORY MATTERS

The Bank is required to maintain a cash reserve balance in vault cash or with the Federal Reserve Bank. The total of this reserve balance was $1,260,000 at December 31, 2005.

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet the minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk-weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth below) of total and Tier l capital (as defined in the regulations) to risk-weighted assets, and of Tier l capital to average assets. Management believes, as of December 31, 2005 that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2005, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bank’s category.

TWO RIVER COMMUNITY BANK

NOTE 18 - REGULATORY MATTERS (CONTINUED)

The Bank’s actual capital amounts and ratios at December 31, 2005 and 2004 and the minimum amounts and ratios required for capital adequacy purposes and to be well capitalized under the prompt corrective action provisions are as follows:

Actual		For Capital Adequacy Purposes		To be Well Capitalized under Prompt Corrective Action Provisions
Amount	Ratio	Amount	Ratio	Amount	Ratio
(Dollars in Thousands)

As of December 31, 2005:
Total capital (to risk-weighted assets)	$26,716	11.40%	$≥18,751	≥8.00%	$≥23,440	≥10.00%
Tier 1 capital (to risk-weighted assets)	24,336	10.38	≥ 9,376	≥4.00	≥14,064	≥ 6.00
Tier 1 capital (to average assets)	24,336	9.16	≥ 7,972	≥3.00	≥13,286	≥ 5.00

As of December 31, 2004:
Total capital (to risk-weighted assets)	$23,913	12.24%	$≥15,628	≥8.00%	$≥19,534	≥10.00%
Tier 1 capital (to risk-weighted assets)	21,986	11.25	≥ 7,814	≥4.00	≥11,721	≥ 6.00
Tier 1 capital (to average assets)	21,986	9.61	≥ 6,866	≥3.00	≥11,443	≥ 5.00

The Bank is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval.

NOTE 19 - FAIR VALUE OF FINANCIAL INSTRUMENTS

Management uses its best judgment in estimating the fair value of the Bank’s financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates herein are not necessarily indicative of the amounts the Bank could have realized in a sales transaction on the dates indicated. The estimated fair value amounts have been measured as of their respective year ends, and have not been reevaluated or updated for purposes of these financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year end.

The following information should not be interpreted as an estimate of the fair value of the entire Bank since a fair value calculation is only provided for a limited portion of the Bank’s assets and liabilities. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Bank’s disclosures and those of other companies may not be meaningful. The following methods and assumptions were used to estimate the fair values of the Bank’s financial instruments at December 31, 2005 and 2004:

Cash and Cash Equivalents

The carrying amounts of cash and cash equivalents approximate their fair value.

TWO RIVER COMMUNITY BANK

NOTE 19 - FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

Securities

Fair values for securities equal quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities. For restricted stock, the fair value is based on carrying value.

Loans Receivable

The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Accrued Interest Receivable

The carrying amount of accrued interest receivable approximates fair value.

Accrued Interest Payable

The carrying amount of accrued interest payable approximates fair value.

Deposit Liabilities

The fair value of demand deposits, savings accounts and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities.

Other Borrowed Funds

The carrying amount of securities sold under agreements to repurchase and short-term borrowings approximates fair value.

Off-Balance Sheet Instruments

The fair value of commitments to extend credit and for outstanding letters of credit is estimated using the fees currently charged to enter into similar agreements.

TWO RIVER COMMUNITY BANK

NOTE 19 - FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

The estimated fair value of the Bank’s financial instruments at December 31, 2005 and 2004 were as follows:

2005		2004
Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
(In Thousands)

Financial assets:
Cash and cash equivalents	$ 5,827	$ 5,827	$ 10,370	$ 10,370
Securities available for sale	34,114	34,114	39,876	39,876
Securities held to maturity	5,841	5,836	3,840	3,838
Loans receivable	216,327	216,959	176,000	178,102
Accrued interest receivable	973	973	824	824

Financial liabilities:
Deposits	236,449	236,103	199,955	199,595
Securities sold under agreements to repurchase	5,197	5,197	7,761	7,761
Short-term borrowings	1,514	1,514	5,000	5,000
Accrued interest payable	71	71	21	21

Off-balance sheet financial instruments:
Commitments to extend credit and outstanding letters of credit	-	-	-	-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMMUNITY PARTNERS BANCORP

Date: May 9, 2006	By:	/s/ BARRY B. DAVALL
Barry B. Davall
President and Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Capacity	Date
/s/ BARRY B. DAVALL Barry B. Davall	President, Chief Executive Officer and Director (Principal Executive Officer)	May 9, 2006
/s/ CHARLES T. PARTON Charles T. Parton	Chairman of the Board	May 9, 2006
/s/ JOSEPH F.X. O’SULLIVAN Joseph F.X. O’Sullivan	Vice Chairman of the Board	May 9, 2006
/s/ MICHAEL W. KOSTELNIK, JR. Michael W. Kostelnik, Jr.	Director	May 9, 2006
/s/ FRANK J. PATOCK, JR. Frank J. Patock, Jr.	Director	May 9, 2006
/s/ ROBERT B. CAGNASSOLA Robert B. Cagnassola	Director	May 9, 2006
/s/ FREDERICK H. KURTZ Frederick H. Kurtz	Director	May 9, 2006
/s/ JOHN J. PERRI, JR. John J. Perri, Jr.	Director	May 9, 2006
/s/ MICHAEL J. GORMLEY Michael J. Gormley	Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)	May 9, 2006
/s/ MICHAEL BIS Michael Bis	Controller and Chief Accounting Officer (Principal Accounting Officer)	May 9, 2006

COMMUNITY PARTNERS BANCORP

INDEX TO EXHIBITS

Exhibit No.			Description
2

Agreement and Plan of Acquisition, dated as of August 16, 2005, among the Registrant, Two River Community Bank, and The Town Bank (incorporated by reference to Annex A to the Joint Proxy Statement-Prospectus included in the Registrant’s Registration Statement on Form S-4/A filed on February 8, 2006 (the “February S-4/A”))

3	(i)

Amended and Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 the Community Partners Bancorp Registration Statement on Form S-4 filed on November 10, 2005 (the “S-4”))

3	(ii)		By-laws of the Registrant (incorporated by reference to Exhibit 3.2 to the S-4)
4.1

Specimen certificate representing the Registrant’s common stock, no par value per share (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form S-4/A filed on January 6, 2006 (the “January S-4/A”))

4.2			Warrant Agreement, dated as of June 28, 2004, by and between Two River Community Bank and Registrar and Transfer Company, as warrant agent (incorporated by reference to Exhibit 4.2 to the S-4)
10.1

Form of Shareholder Agreement, dated as of August 16, 2005, by and between Two River Community Bank and each director of Town Bank, in their capacities as shareholders of The Town Bank (incorporated by reference to Exhibit A to Annex A to the Joint Proxy Statement-Prospectus included in the February S-4/A)

10.2		#

Form of Affiliate Agreement, dated as of August 16, 2005, by and between the Registrant and certain affiliates of each of Two River Community Bank and of The Town Bank (incorporated by reference to Exhibit B to Annex A to the Joint Proxy Statement-Prospectus included in the February S-4/A)

10.3		#

Form of Change in Control Agreement between Two River Community Bank and each of Barry B. Davall, William D. Moss, Michael J. Gormley, Antha J. Stephens, and Alan B. Turner (incorporated by reference to Exhibit 10.3 to the S-4)

Exhibit No.		Description
10.4	#	Supplemental Executive Retirement Agreement between Two River Community Bank and Barry B. Davall (incorporated by reference to Exhibit 10.4 to the S-4)
10.5	#	Supplemental Executive Retirement Agreement between Two River Community Bank and William D. Moss (incorporated by reference to Exhibit 10.5 to the S-4
10.6	#	Supplemental Executive Retirement Agreement between Two River Community Bank and Michael J. Gormley (incorporated by reference to Exhibit 10.6 to the S-4)
10.7	#	Supplemental Executive Retirement Agreement between Two River Community Bank and Antha J. Stephens (incorporated by reference to Exhibit 10.7 to the S-4)
10.8	#	Supplemental Executive Retirement Agreement between Two River Community Bank and Alan B. Turner (incorporated by reference to Exhibit 10.8 to the S-4)
10.9	#	Two River Community Bank 2003 Incentive Stock Option Plan (incorporated by reference to Exhibit 10.9 to the S-4)
10.10	#	Two River Community Bank 2003 Non-qualified Stock Option Plan (incorporated by reference to Exhibit 10.10 to the S-4)
10.11	#	Two River Community Bank 2001 Incentive Stock Option Plan (incorporated by reference to Exhibit 10.11 to the S-4)
10.12	#	Two River Community Bank 2001 Non-qualified Stock Option Plan (incorporated by reference to Exhibit 10.12 to the S-4)
10.13

Lease agreement between Two River Community Bank, as tenant, and Seth Beller Trust, as landlord, dated June 22, 1999, for the premises located at 1250 Highway 35 South, Middletown, New Jersey (incorporated by reference to Exhibit 10.13 to the S-4)

10.14

Lease agreement between Two River Community Bank, as tenant, and Stavola Leasing, LLC, as landlord, dated April 2000, for the premises located at 656 Shrewsbury Avenue, Tinton Falls, New Jersey (incorporated by reference to Exhibit 10.14 to the S-4)

Exhibit No.	Description
10.15

Lease agreement between Two River Community Bank, as sub-tenant, and First States Realty, LP, as sub-landlord, dated April 11, 2001, for the premises located at 357 Highway 36, Port Monmouth, New Jersey (incorporated by reference to Exhibit 10.15 to the S-4)

10.16

Lease agreement between Two River Community Bank, as tenant, and Bay Operating Company, LLC, as landlord, dated February 19, 2002, for the premises located at 84 First Avenue, Atlantic Highlands, New Jersey (incorporated by reference to Exhibit 10.16 to the S-4)

10.17

Lease agreement between Two River Community Bank, as tenant, and City Centre Leasing, LLC, as landlord, dated April 18, 2002, for the premises located at 100 Water Street, Red Bank, New Jersey (incorporated by reference to Exhibit 10.17 to the S-4)

10.18

Lease agreement between Two River Community Bank, as tenant, and Wall Herald Corporation, as landlord, dated September 3, 2003, for the premises located at 229 N. Airport Road, Wall Township, New Jersey (incorporated by reference to Exhibit 10.18 to the S-4)

10.19

Lease agreement between Two River Community Bank, as tenant, and My Ben Company, LLC, as landlord, dated October 28, 2003, for the premises located at West Long Branch Plaza, 359 Monmouth Road, West Long Branch, New Jersey (incorporated by reference to Exhibit 10.19 to the S-4)

10.20

Lease agreement between Two River Community Bank, as tenant, and Future Land Investments, Inc., as landlord, dated January 28, 2003, for the premises located at 501-502 Angel Street and Highway 35, Aberdeen, New Jersey (incorporated by reference to Exhibit 10.20 to the S-4)

10.21

Lease agreement between Two River Community Bank, as tenant, and Circle Plaza Associates, as landlord, dated June 7, 2002, for the premises located at 178 South Street, Suite 3-A., Eatontown, New Jersey (incorporated by reference to Exhibit 10.21 to the S-4)

Exhibit No.		Description
10.22

Lease agreement between Two River Community Bank, as tenant, and CRL Realty Associates, LP, as landlord, dated March 11, 2005, for the premises located at 2345 Highway 36, Atlantic Highlands, New Jersey (incorporated by reference to Exhibit 10.22 to the S-4)

10.23

Lease agreement between Two River Community Bank, as tenant, and Asbury Avenue East, LLC, as landlord, dated March 3, 2002, for the premises to be located at Block 128.03, Lots 23, 24, 25, 26, 39.01, and 40, Asbury Avenue, Tinton Falls, New Jersey (incorporated by reference to Exhibit 10.23 to the S-4)

10.24

Services agreement between Two River Community Bank and Phoenix International Ltd., Inc. dated November 18, 1999, and subsequent amendment #1 dated February 1, 2005 (incorporated by reference to Exhibit 10.24 to the S-4)

10.25		Services agreement between Two River Community Bank and Online Resources Corporation/Quotien, dated March 17, 2003 (incorporated by reference to Exhibit 10.25 to the S-4)
10.26		Federal Funds Borrowing Agreement dated as of February 22, 2005 by and between The Town Bank and Atlantic Central Bankers Bank (incorporated by reference to Exhibit 10.26 to the S-4)
10.27		Certificates of Deposit Brokerage Agreement dated as of January 26, 2005 by and between The Town Bank and Citigroup Global Markets Inc. (incorporated by reference to Exhibit 10.27 to the S-4)
10.28		Master Repurchase Agreement dated as of April 5, 2002 by and between Town Bank and Salomon Smith Barney, Inc. (incorporated by reference to Exhibit 10.28 to the S-4)
10.29	#	The Town Bank 1999 Employee Stock Option Plan (incorporated by reference to Exhibit 10.29 to the S-4)
10.30	#	The Town Bank 2000 Employee Stock Option Plan (incorporated by reference to Exhibit 10.30 to the S-4)
10.31	#	The Town Bank 2001 Employee Stock Option Plan (incorporated by reference to Exhibit 10.31 to the S-4)

Exhibit No.		Description
10.32	#	The Town Bank 2002 Employee Stock Option Plan (incorporated by reference to Exhibit 10.32 to the S-4)
10.33	#	The Town Bank 1999 Directors Stock Option Plan (incorporated by reference to Exhibit 10.33 to the S-4)
10.34	#	The Town Bank 2000 Directors Stock Option Plan (incorporated by reference to Exhibit 10.34 to the S-4)
10.35	#	The Town Bank 2001 Directors Stock Option Plan (incorporated by reference to Exhibit 10.35 to the S-4)
10.36	#	Severance Agreement between The Town Bank and Edwin Wojtaszek, made as of December 4, 2002 (as amended December 20, 2004) (incorporated by reference to Exhibit 10.36 to the S-4)
10.37	#	Severance Agreement between The Town Bank and Robert W. Dowens, Sr., made as of December 4, 2002 (as amended December 20, 2004) (incorporated by reference to Exhibit 10.37 to the S-4)
10.38	#	Severance Agreement between The Town Bank and Nicholas A. Frungillo, Jr., made as December 4, 2002 (as amended December 20, 2004) (incorporated by reference to Exhibit 10.38 to the S-4)
10.39

Internet Master Services Agreement dated as of June 11, 2003 (including all addenda, schedules and exhibits, as amended from time to time) by and between The Town Bank and Aurum Technology Inc. (incorporated by reference to Exhibit 10.39 to the S-4)

10.40

Information Technology Services Agreement effective as of June 18, 2003 by and between The Town Bank and Aurum Technology Inc. d/b/a Fidelity integrated Financial Solutions (incorporated by reference to Exhibit 10.40 to the S-4)

10.41

MAC® Network Participation Agreement dated as of September 20, 2000 by and between The Town Bank and Money Access Service Inc. (predecessor in interest to Star Networks Inc.) (including all addenda, schedules and exhibits, as amended from time to time) (incorporated by reference to Exhibit 10.41 to the S-4)

10.42

Agreement of Lease, between Conjoe Realty Co., Inc. and The Town Bank, dated as of September 17, 1997, for the entire property located at 520 South Avenue West, Westfield, New Jersey (incorporated by reference to Exhibit 10.42 to the S-4)

Exhibit No.		Description
10.43

Business Lease dated as of September 13, 2005 between The Town Bank and Fanwood Plaza Partners, LLC for the lease of 828 South Avenue Fanwood, NJ 07023 (incorporated by reference to Exhibit 10.43 to the S-4)

10.44	#

Retention Agreement dated as of December 16, 2005, by and among The Town Bank, Community Partners Bancorp and Nicholas A. Frungillo, Jr. (incorporated by reference to Exhibit 10.44 to the January S-4/A)

10.45		Modification of Agreement of Lease dated as of October 15, 2005, by and between Conjoe Realty Inc. and The Town Bank (incorporated by reference to Exhibit 10.45 to the January S-4/A)
10.46	#

Second Amendment dated December 27, 2005 to Severance Agreement between The Town Bank and Edwin Wojtaszek, made as of December 4, 2002 (as amended December 20, 2004) (incorporated by reference to Exhibit 10.46 to the January S-4/A)

10.47	#

Second Amendment dated December 27, 2005 to Severance Agreement between The Town Bank and Robert W. Dowens, Sr., made as of December 4, 2002 (as amended December 20, 2004) (incorporated by reference to Exhibit 10.47 to the January S-4/A)

10.48	#

Second Amendment dated December 27, 2005 to Severance Agreement between The Town Bank and Nicholas A. Frungillo, Jr., made as of December 4, 2002 (as amended December 20, 2004) (incorporated by reference to Exhibit 10.48 to the January S-4/A)

10.49	#	Amendment dated January 4, 2006 to The Town Bank 1999 Employee Stock Option Plan (incorporated by reference to Exhibit 10.49 to the January S-4/A)
10.50	#	Amendment dated January 4, 2006 to The Town Bank 2000 Employee Stock Option Plan (incorporated by reference to Exhibit 10.50 to the January S-4/A)
10.51	#	Amendment dated January 4, 2006 to The Town Bank 2001 Employee Stock Option Plan (incorporated by reference to Exhibit 10.51 to the January S-4/A)
10.52	#	Amendment dated January 4, 2006 to The Town Bank 2002 Employee Stock Option Plan (incorporated by reference to Exhibit 10.52 to the January S-4/A)

Exhibit No.		Description
21	*	Subsidiaries of the Registrant
31.1	*	Certification of Barry B. Davall, Chief Executive Officer of the Registrant, pursuant to Securities Exchange Act Rule 13a-14(a).
31.2	*	Certification of Michael J. Gormley, Chief Financial Officer of the Registrant, pursuant to Securities Exchange Act Rule 13a-14(a).
32	*

Certifications pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of The Sarbanes-Oxley Act of 2002, signed by Barry B. Davall, Chief Executive Officer of the Registrant, and Michael J. Gormley, Chief Financial Officer of the Registrant.

_____________________

*	Filed herewith.
#	A management contract or compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 15(a)(3) of Form 10-K.